U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 1997










                         GPU, Inc. (File No. 074-00023)
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended December 31, 1997



                                Table of Contents

  Item
   No.                             Title                                   Page

     1           Organization Chart                                          1

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                       3

     3           Associate Transactions                                      4

     4           Summary of Aggregate Investment                             7

     5           Other Investments                                           8

     6           Financial Statements and Exhibits:

                     A - Financial Statements                                9

                     B - Exhibits                                           10

                     C - Certificate of GPU, Inc.                           11

                 Signature                                                  12









  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.


                           ITEM 1 - ORGANIZATION CHART

                                        Energy (ERC)
                                        or Gas (GRC)          Date of          State of        Percentage of Voting       Nature of
    Name of Reporting Company          Related Company     Organization      Organization       Securities Held **         Business
---------------------------------      ---------------     ------------      ------------      --------------------       ---------

GPU, Inc. (a)

GPU Advanced Resources, Inc.                 ERC             09/13/96          Delaware               100.0%                 (b)

GPU International, Inc. (a)

Elmwood Energy Corporation                   ERC             02/13/87          New Jersey             100.0                (c),(d)
  Prime Energy Limited Partnership           ERC             05/08/86          New Jersey              50.0                  (d)
Camchino Energy Corporation                  ERC             04/26/89          Delaware               100.0                (c),(d)
  OLS Power Limited Partnership              ERC             08/02/89          Delaware                 1.0                   (c)
    OLS Acquisition Corporation              ERC             05/03/89          Delaware               100.0                   (c)
      OLS Energy - Chino                     ERC             08/08/84          California             100.0                   (d)
      OLS Energy - Camarillo                 ERC             08/08/84          California             100.0                   (d)
      OLS Energy - Berkeley                  ERC             09/05/85          California             100.0                    *
Geddes Cogeneration Corporation              ERC             03/23/89          New York               100.0                 (c),(d)
  Onondaga Cogeneration
    Limited Partnership                      ERC             06/08/88          New York                50.0                   (d)
EI Selkirk, Inc.                             ERC             10/31/94          Delaware               100.0                   (c)
 Selkirk Cogeneration Partners
   Limited Partnership                       ERC             06/06/90          Delaware                19.2                   (d)
NCP Energy, Inc.                             ERC             11/21/89          California             100.0                 (c),(d)
  Syracuse Orange Partners L.P.              ERC             04/02/91          Delaware                 4.9                   (c)
    Project Orange Associates L.P.           ERC             05/12/88          Delaware                 4.4                   (d)
New Lake Corporation                         ERC             01/02/97          Florida                    - (g)               (c)
NCP Lake Power, Inc.                         ERC             05/23/91          Delaware               100.0                 (c),(d)
NCP New York, Inc.                           ERC             07/09/93          Delaware               100.0                    *
NCP Brooklyn Power, Inc.                     ERC             07/09/93          Delaware               100.0                    *
NCP Gem, Inc.                                ERC             05/23/91          Delaware               100.0                   (c)
  Lake Investment, L.P.                      ERC             05/23/91          Delaware               100.0                   (c)
    Lake Cogen, Ltd.                         ERC             03/13/91          Florida                 49.9                   (d)
NCP Pasco, Inc.                              ERC             05/23/91          Delaware               100.0                   (c)
NCP Dade Power, Inc.                         ERC             05/23/91          Delaware               100.0                 (c),(d)
  Dade Investment, L.P.                      ERC             05/23/91          Delaware               100.0                   (c)
    Pasco Cogen, Ltd.                        ERC             03/13/91          Florida                 49.9                   (d)
NCP Houston Power, Inc.                      ERC             12/02/93          Delaware               100.0                 (c),(d)
NCP Perry, Inc.                              ERC             12/02/93          Delaware               100.0                   (c)
  Mid-Georgia Cogen, L.P.                    ERC             12/03/93          Delaware                50.0                   (d)
    New Mid-Georgia Corp.                    ERC             08/12/97          Delaware                   - (h)               (c)
EI Services, Inc.                            ERC             10/07/93          Delaware               100.0                   (d)
NCP Ada Power, Inc.                          ERC             07/31/93          California             100.0                    *
Umatilla Groves, Inc.                        ERC             06/17/92          Delaware               100.0                    *
Armstrong Energy Corporation                 ERC             07/14/88          New Jersey             100.0                    *
  AEC/REF Fuel, Limited Partnership          ERC             12/22/89          Pennsylvania           100.0                    *
EI Fuels Corporation                         ERC             08/09/90          Delaware               100.0                   (e)
GPU Solar, L.L.C.                            ERC             07/09/97          New Jersey              50.0                   (f)
                                                                               1




                     ITEM 1 - ORGANIZATION CHART (Continued)


 *     Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc., as applicable.
(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPU International, Inc. is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e) This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPU International, Inc. (GPUI) sold to New Lake Corporation an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corporation subsequently exercised that option.
(h) In October 1997, GPUI sold to New Mid-Georgia Corp. a 50% limited partnership interest in Mid-Georgia Cogen, L.P. in consideration of a $24 million promissory note issued to GPUI.



            Narrative Description of Activities for Reporting Period

GPU Advanced Resources, Inc. - In the fourth quarter of 1997, GPU, Inc. made additional capital contributions to GPU Advanced Resources (GPU AR) totaling $2.9 million.

New Mid-Georgia Corp. - In October 1997, GPUI sold to New Mid-Georgia Corp. a 50% limited partnership interest in Mid-Georgia Cogen, L.P. in consideration of a $24 million promissory note issued to GPUI.

                                        2



     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                               Type of     Principal               Company to Collateral                    Consideration
                               Security    Amount of    Issue or   Cost of       whom Security       Given with        Received
Company Issuing Security       Issued      Security     Renewal    Capital        was Issued         Security     for Each Security
------------------------       --------    ---------    --------   -------   ---------------------   ----------   -----------------

New Mid-Georgia Corp.            Note       $24,000       Issue      N/A     GPU International, Inc.     N/A      50% interest in
                                                                                                                    Mid- Georgia
                                                                                                                    Cogen, L.P.









                               Company Contributing                 Company Receiving                     Amount of Capital
                                     Capital                              Capital                            Contribution
                               --------------------                 -----------------                     -----------------

                               GPU, Inc.                            GPU Advanced Resources, Inc.                $2,900





*  Annualized rate.


Note:     The information provided in Item 2 presents the activities of the reporting period only.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                                        Total
     Reporting Company                       Associate Company                                                         Amount
    Rendering Services                       Receiving Services               Types of Services Rendered               Billed

EI Services, Inc.                       Mid-Georgia Cogen, L.P.             Construction and operations             $  xxx (1)
                                   management

NCP Houston Power, Inc.                 Mid-Georgia Cogen, L.P.             Accounting and administration              xxx (1)

NCP Lake Power, Inc.                    Lake Cogen, Ltd.                    Accounting, administration and             xxx (1)
                                                                            operations and maintenance (O&M)
                                   management

NCP Dade Power, Inc.                    Pasco Cogen, Ltd.                   Administration and O&M management          xxx (1)

Geddes Cogeneration Corporation         Onondaga Cogeneration               Accounting, administration and             xxx (1)
                                        Limited Partnership                 O&M management

Camchino Energy Corporation             OLS Energy - Chino                  Accounting, administration and             xxx (1)
                                                                            O&M management

Camchino Energy Corporation             OLS Energy - Camarillo              Accounting, administration and             xxx (1)
                                                                            O&M management

Elmwood Energy Corporation              Prime Energy Limited Partnership    Accounting and administration              xxx (1)



Notes:     The information provided in Item 3 presents the activities of the reporting period
           only.     The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

(1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.



Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                         Total
  Associate Company                    Reporting Company                                                                Amount
  Rendering Services                  Receiving Services                      Types of Services Rendered                Billed

GPU International, Inc.         Prime Energy Limited Partnership          O&M management                               $  xxx (1)

GPU International, Inc.         EI Services, Inc.                         Construction and operations                     xxx (1)
                                                                          management for Mid-Georgia
                                   Cogen, L.P.

GPU International, Inc.         NCP Houston Power, Inc.                   Accounting and administration for               xxx (1)
                                Mid-Georgia Cogen, L.P.

GPU International, Inc.         NCP Lake Power, Inc.                      Accounting, administration and O&M              xxx (1)
                                                                          management for Lake Cogen, Ltd.

GPU International, Inc.         NCP Dade Power, Inc.                      Administration and O&M management               xxx (1)
                                for Pasco Cogen, Ltd.

GPU International, Inc.         Geddes Cogeneration Corporation           Accounting and administration for               xxx (1)
                                                                          Onondaga Cogeneration Limited
                                   Partnership

GPU International, Inc.         Camchino Energy Corporation               Accounting and administration for               xxx (1)
                                                                          OLS Power Limited Partnership

GPU International, Inc.         Camchino Energy Corporation               Accounting, administration and O&M              xxx (1)
                                                                          management for OLS Energy - Chino

GPU International, Inc.         Camchino Energy Corporation               Accounting, administration and O&M              xxx (1)
                                                                          management for OLS Energy -
                                    Camarillo

GPU International, Inc.         Elmwood Energy Corporation                Accounting and administration for               xxx (1)
                                                                          Prime Energy Limited Partnership



                                        5




                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)

                                                                                                                          Total
     Associate Company                     Reporting Company                                                              Amount
    Rendering Services                     Receiving Services                  Types of Services Rendered                 Billed

GPU International, Inc.         NCP Energy, Inc.                           Accounting and administration for           $  xxx (1)
                                                                           Syracuse Orange Partners L.P. and
                                                                           Project Orange Associates L.P.

GPU International, Inc.         GPU Solar, L.L.C.                          Management, marketing and technical            xxx (1)
                                                                           expertise for GPU Solar, L.L.C.

GPU International, Inc.         GPU Advanced Resources, Inc.               Certain general and administrative             xxx (1)
                                                                           services for GPU Advanced Resources, Inc.

Metropolitan Edison Company     GPU Advanced Resources, Inc.               Certain general and administrative             xxx (2)
                                                                           services for GPU Advanced Resources, Inc.

GPU Service, Inc.               GPU Advanced Resources, Inc.               Legal and certain general and                  xxx (3)
                                                                           administrative services for
                                                                           GPU Advanced Resources, Inc.


Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

(1) The amounts shown include overhead charges applied, at a rate of 208%, to employee salaries billed for services rendered, except in the case of services performed for NCP Energy, Inc. in respect of Project Orange Associates L.P. (POA), for which a 120% overhead charge is applied. In addition, a 10% overhead charge is applied to certain administrative expenses related to POA. No capital costs were charged.

(2) The amounts shown include overhead charges applied, at a rate of 58%, to employee salaries billed for services rendered. No capital costs were charged.

(3) The amounts shown include overhead charges applied, at a rate of 53.4%, to employee salaries billed for services rendered. No capital costs were charged.


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  December 31, 1997                  $7,719,917                          Line 1
                                                   -----------------------
         Total capitalization multiplied by 15% (line 1 multiplied by 0.15)             1,157,987                          Line 2
         Greater of $50 million or line 2                                                               $1,157,987         Line 3

         Total current aggregate investment:
         (categorized by major line of energy-related business)
              Ownership and operation of qualifying facilities (Category VIII)             34,000
              Energy services and retail energy sales (Category V)                          4,300
              Fuel management services (Category IX)                                          -
              Operations and maintenance services (Category VII)                              -
              Development and commercialization of photovoltaics (Category II)                -
                                                                                        -------

                   Total current aggregate investment                                                       38,300         Line 4
                                                                                                         ---------

         Difference between the greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding
             company system (line 3 less line 4)                                                        $1,119,687         Line 5
                                                                                                         =========





Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

          The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.





                           ITEM 5 - OTHER INVESTMENTS


   Major Line of Energy-           Aggregate Investment as of     Change in Investments              Reason for Change
     Related Business                  September 30, 1997        During Reporting Period               in Investments
----------------------------      --------------------------     -----------------------    -----------------------------------

Ownership and operation
 of qualifying facilities
 (Category VIII)                              $139,132 *                 $24,000            In October 1997, GPUI sold to New
                                                                                            Mid-Georgia Corp. a 50% limited
                                                                                            partnership interest in Mid-Georgia
                                                                                            Cogen, L.P. in consideration of a $24
                                                                                            million promissory note issued to GPUI.

Energy services and retail
  energy sales (Category V)                      1,400                    2,900             In the fourth quarter of 1997, GPU,
                                                                                            Inc. made additional capital
                                                                                            contributions to GPU AR totaling $2.9
                                                                                            million.

Fuel management services
  (Category IX)                                    **                        -              No change.

Operations and maintenance
  services (Category VII)                          **                        -              No change.

Development and commercialization
  of photovoltaics (Category II)              Less than $1                   -              No change.



* The caption "Aggregate Investment as of September 30, 1997" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.


**   The  amounts  invested  in  such   energy-related   companies,   which  are
     immaterial,   have  subsequently  been  reinvested,  and  are  included  in
     "Ownership and operation of qualifying facilities (Category VIII)."


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements

     A-1 Financial statements of GPU Advanced Resources, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

     A-2 Financial statements of Elmwood Energy Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

     A-3 Financial statements of Camchino Energy Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

     A-4 Financial statements of Prime Energy Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

     A-5 Financial statements of Geddes Cogeneration Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

     A-6 Financial statements of Onondaga Cogeneration Limited Partnership not required for the last quarterly period of the registered holding company's fiscal year.

     A-7 Financial statements of NCP Energy, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

     A-8 Financial statements of NCP Lake Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

     A-9 Financial statements of NCP Dade Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

     A-10 Financial statements of NCP Houston Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

     A-11 Financial statements of Mid-Georgia Cogen, L.P. - not required for the last quarterly period of the registered holding company's fiscal year.

     A-12 Financial statements of EI Services, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

Note: Financial statements of EI Fuels Corporation and GPU Solar, L.L.C. have been omitted since these subsidiaries do not have any material assets, liabilities or income.

Exhibits

B.  Contracts Required by Item 3

     B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-10 Contract  between GPU  International,  Inc. and Prime  Energy  Limited
          Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS (Continued)


B.  Contracts Required by Item 3


     B-11 Contract  between GPU  International,  Inc. and Onondaga  Cogeneration
          Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-12 Contract  between GPU  International,  Inc. and GPU Solar,  L.L.C.  to provide management, marketing and technical expertise services incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

     B-13 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services.



     Note:Services rendered by GPU International, Inc. to EI Services, Inc., NCP
          Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation, NCP Energy, Inc., GPU Advanced Resources, Inc. and Metropolitan Edison Company are provided pursuant to oral arrangements and no written agreements exist.


C. Certificate of GPU, Inc.

                                    SIGNATURE


    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                 GPU, INC.


March 26, 1998
                                 By /s/ F. A. Donofrio
                                    ------------------------------
                                    F. A. Donofrio, Vice President,
                                    Comptroller and Chief Accounting Officer